Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges

(in thousands)

	9 Months Ended
	September 30,		Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income or loss from equity investees	$177,450	$227,487	$189,317	$165,655	$134,986	$139,380
Distributed income of equity investees	641	348	2,701	2,781	3,287	3,792
Fixed charges (excluding capitalized interest)	75,116	96,293	112,543	105,137	118,920	114,066
Noncontrolling interests in income of subsidiaries with no fixed charges	(3,668)	(4,432)	(4,204)	(4,691)	(3,995)	(3,698)

Total earnings (A)	$249,539	$319,696	$300,357	$268,882	$253,198	$253,540

Fixed charges:
Interest expense	$73,952	$94,994	$111,625	$104,486	$118,281	$113,336
Capitalized interest	18,568	18,022	18,122	20,971	16,181	10,105
Portion of rents representing interest	1,164	1,299	918	651	639	730

Total fixed charges (B)	$93,684	$114,315	$130,665	$126,108	$135,101	$124,171

Ratio of earnings to fixed charges (A divided by B)	2.7	2.8	2.3	2.1	1.9	2.0